MasTec, Inc.

800 S. Douglas Road, 12th Floor,

Coral Gables, FL

April 8, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MasTec Inc. Registration Statement on Form S-3ASR (File No. 333-153854)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3ASR (File No. 333-153854) filed with the Securities and Exchange Commission by MasTec, Inc. (the “Company”) on October 3, 2008 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the immediate withdrawal of the Registration Statement together with all exhibits thereto.

Upon the Company’s filing of its Annual Report on Form 10-K for the year ended December 31, 2008, the Registration Statement ceased to be usable as the Company was no longer a “well-known seasoned issuer” (as such term is defined in Rule 405 under the Securities Act). Subsequent to such date, the Company has regained such status and has elected to file a new automatic shelf registration statement on Form S-3ASR. The Company confirms that no securities registered under the Registration Statement were sold.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Barbara J. Oikle, Esq. of Greenberg Traurig P.A. at (305) 579-0722.

Sincerely, MASTEC INC.

By:	/s/ Alberto de Cardenas
Name: Title:	Name: Alberto de Cardenas Executive Vice President and General Counsel